December 15, 2011

To the Members of the Board of
American Scientific Resources, Inc.

Dear Sirs:

This letter shall serve as notice to you that I, Felix Reznick, resign from my position as member of the Board of Directors of American Scientific Resources, Inc. effective immediately.

Sincerely,

/s/ Felix Reznick
Felix Reznick